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Charlotte Westfall T +1 415 954 0220 charlotte.westfall@squirepb.com

Fred Summer T +1 614 365 2743 fred.summer@squirepb.com

August 23, 2023

VIA EDGAR

Ms. Joyce Sweeney

Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission

Re:	Xiao-I Corporation Form 20-F/A for the Fiscal Year Ended December 31, 2022 Filed August 10, 2023 Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 28, 2023 File No. 001-41631

Dear Ms. Joyce Sweeney:

We are in receipt of the Staff’s letter dated August 14, 2023 with respect to the above-referenced Annual Report Form 20-F for the Fiscal Year Ended December 31, 2022, originally filed with the Securities and Exchange Commission on April 28, 2023 and amended on August 10, 2023 (as amended, the “Form 20-F”). We are responding to the Staff’s comment on behalf of Xiao-I Corporation (“Xiao-I” or the “Company”) as set forth below.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 2 to Annual Report Form 20-F for the Fiscal Year Ended December 31, 2022 (the “Amendment No. 2”). For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

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Squire Patton Boggs (US) LLP	August 23, 2023

Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm , page F-2

1.	We note that you have revised your Consolidated Statements of Operations and Comprehensive (Loss) Income. Please tell us why the accounting firm’s report was not dual dated as a result of the revised financial statement.

Response: In response to the Staff’s comment, the previous revision in Consolidated Statements of Operations and Comprehensive (Loss) Income is not the correction of a material misstatement or a change in accounting principle. In addition, the independent registered public accounting firm has performed the audit procedures on the composition of Cost of revenue before issuing the original audit opinion, which was dated April 28, 2023.

Note 2. Summary of Significant Accounting Policies
(o). Revenue recognition, page F-16

2.	We note your response to prior comment 5. Please address the following:

●	You indicate in section (3) that you provide technology development services under two scenarios. Please quantify for us the revenue recognized in the periods presented under each of these scenarios.

●	Please describe, in greater detail, the services provided in scenario (ii) where the technology development services are a distinct performance obligation and explain how you concluded that these specific services should be recognized at a point in time.

●	Please revise your revenue recognition policy to address both scenarios and to clearly explain that scenario (i) results in a new customized software product or application.

Response:

(1)	In response to the Staff’s comment, the revenues from technology development services under two scenarios for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the years ended December 31,
	2020	2021	2022
Development of new customized software and applications	$3,039,720	$8,109,771	$14,067,758
Functional customization development based on original software product sold	3,364,674	1,137,221	2,352,131
Total Technology development service	$6,404,394	$9,246,992	$16,419,889

(2)	In scenario (ii), we provide functional customization development based on the original software products that we sold if the customer has further need for the software customization development. For example, in a typical scenario (ii) arrangement, we sold our software products, Intelligent Interactive Platform pro and Intelligent Engine Software pro of Xiao-I Chatbot, to customers in the financial industry to provide intelligent customer service with a 24-hour uninterrupted intelligent question and answer function. Some financial institutions may require further function at the application level, such as upgraded knowledge base and optimization of the knowledge base with larger capacity.

Squire Patton Boggs (US) LLP	August 23, 2023

We present our analysis in conjunction with the example aforementioned to discuss it in greater detail and make it clearer. We consider there are two distinct performance obligations to sell the software products and to provide technology development services in a typical scenario (ii) arrangement pursuant to ASC 606-10-25-19 through 25-21 as follows:

a.	Pursuant to ASC 606-10-25-20, customers can benefit from these two obligations separately:

Customers can benefit from software products, Intelligent Interactive Platform and Intelligent Engine Software pro of Xiao-I Chatbot, on their own, because the software products are functional to address real-time online question-and-answer needs for financial institutions. There is already industry-related knowledge base attached on the software products we sold. Thus, our customers can benefit from the software products without further technology development.

Besides, customers can also benefit from the technology development service, in conjunction with software already obtained.

b.	Pursuant to ASC 606-10-25-21, these two obligations can be identified separately from each other.

The software products, Intelligent Interactive Platform and Intelligent Engine Software pro of Xiao-I Chatbot, and technology development services to upgrade the knowledge base with larger capacity, are not inputs to a combined item which customers have contracted to receive.

The technology development services to upgrade the knowledge base with larger capacity did not significantly modify the software. Customers can purchase and use software products without further technology development services. In addition, the Company is able to transfer the software product without promising to provide future technology development services and is able to provide technology development services to upgrade the knowledge base with larger capacity to a customer that already has its own Intelligent Interactive Platform. Consequently, the software product sales and provision of technical development services are not highly interdependent or highly interrelated.

We consider that pursuant to ASC 606-10-25-27 through 25-29, the three criteria indicating the Company should recognize revenue from technology development services over time are not met due to the following:

a.	Pursuant to ASC 606-10-25-27(a), customers cannot simultaneously receive and consume the benefits provided by our performance because the work-in-progress of knowledge base with larger capacity is only dispersed computer code that neither provide any of the functionality requested by the customer, nor is delivered to the customer until the development is completed.

If customers terminate the development of upgraded knowledge point base with larger capacity and replace us with other technology company, the new technology company need to reperform all the development work to satisfy the obligation.

b.	Pursuant to ASC 606-10-25-27(b), customers cannot obtain control of the asset because we do not deliver any source code to customers, and thus customers cannot gain control of the knowledge base with larger capacity or realize its expected functionality until development is complete.

Squire Patton Boggs (US) LLP	August 23, 2023

c.	Pursuant to ASC 606-10-25-27(c) and ASC 606-10-25-28, the underlying code and scripts of knowledge base with larger capacity can still be applied in similar application scenarios without requiring significant rework. Thus, the technology we developed during our service has an alternative use for the Company.

Pursuant to ASC 606-10-25-27(c) and ASC 606-10-25-29, the Company does not have an enforceable right to payment for performance completed to date. If the technology development service does not meet the specifications as agreed in the contract, the customers are entitled to refuse payment until the Company manages to deliver work per requirement.

Therefore, we consider that our revenues from technology development services should be recognized at a point-in-time each time the technology development is completed and the customer can benefit from it upon acceptance.

(3)	In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F fillings (with additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

F-17:

The technology development service provided to customers comprises: (1) development of new customized software and applications based on customers’ specifications and needs; and (2) functional customization development based on original software products sold. Pursuant to contract terms, customers can benefit from the software products sold and technology development services on their own, or with readily available resources, meanwhile the Group fulfils its performance obligations by transferring software products and technology development services independently. Therefore, the software products and technology development services are distinct performance obligations. The transaction prices for two performance obligations were determined separately in the contract, which also reflects their stand-alone selling price (“SSP”) respectively. Revenue is recognized at the point-in-time when the service is completed and the customer can benefit from it upon acceptance. Payments are made by the customers in multiple installments according to the payment schedule determined in the contract.

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Squire Patton Boggs (US) LLP	August 23, 2023

Any comments or questions regarding the foregoing should be directed to the undersigned at 614.365.2743. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Fred A. Summer
Fred A. Summer
of SQUIRE PATTON BOGGS (US) LLP

cc:	Christine Dietz, Securities and Exchange Commission Hui Yuan, Xiao-I Corporation Chao Xu, Xiao-I Corporation Charlotte Westfall, Squire Patton Boggs (US) LLP